EXHIBIT 99.1

EU Commission Gives Clearance for StatoilHydro Merger

OSLO, Norway, May 3, 2007 (PRIME NEWSWIRE) -- Statoil and Hydro have today, 3 May 2007, received clearance from the European Commission for the announced merger between Norsk Hydro ASA's petroleum activities and Statoil ASA.

The European Commission has declared that the merger is compatible with the common market pursuant to Article 6(1)(b) of the EC Merger Regulation.

The clearance represents a major step forward for Statoil and Hydro in order to complete the planned merger.

Merger clearances are still in the process of being obtained in other jurisdictions as required by applicable laws.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk review - Risk factors" on page 134 of Hydro's Annual Report 2006 (including Form 20-F) and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Norsk Hydro ASA
            +47 22538100
            Fax: +47 22532725
          Press Contact:
          Inger Sethov
            +47 22532036
            Cell: +47 95022359
            Inger.Sethov@hydro.com
          Investor Contacts:
          Ada Christiane Rieker
            +47 22538483
            Cell: +47 95182718
            Ada.Christiane.Rieker@hydro.com
          Stefan Solberg
            +47 22539280
            Cell: +47 91727528
            Stefan.Solberg@hydro.com
           Drammensveien 264
           N-0240 Oslo
           Norway
           www.hydro.com